AM 3/18/2002

RECD S.E.C.

FEB 2 8 2002

828

02019333

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

TC 3/7

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47565

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Matrix Investment Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1380 Lawrence Street, 14th Floor
(No. and Street)

Denver (City) Colorado (State) 80204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

707 17th Street, Suite 2300 (Address) Denver (City) Colorado (State) 80202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

[handwritten initials] 20

OATH OR AFFIRMATION

I, Benjamin C. Hirsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Matrix Investment Services, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr. Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

FIRST MATRIX INVESTMENT SERVICES CORPORATION

Financial Statements and Supplemental Information

December 31, 2001

(With Independent Auditors' Report Thereon)

FIRST MATRIX INVESTMENT SERVICES CORPORATION

Financial Statements and Supplemental Information

December 31, 2001

Table of Contents

KPMG

707 Seventeenth Street
Suite 2300
Denver, CO 80202

Independent Auditors' Report

The Board of Directors
First Matrix Investment Services Corporation:

We have audited the accompanying statement of financial condition of First Matrix Investment Services Corporation (the Company) (a wholly owned subsidiary of Matrix Bancorp, Inc.) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Matrix Investment Services Corporation as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, if fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 18, 2002, except as to
note 3, which is as of
February 20, 2002

FIRST MATRIX INVESTMENT SERVICES CORPORATION

Statement of Financial Condition

December 31, 2001

Assets		
Cash and cash equivalents	$	500,859
Restricted cash maintained at clearing organization		25,000
Accounts receivable due from affiliated company		88,570
Commissions receivable from broker-dealer and clearing organization		69,783
Furniture and equipment, net		31,223
Prepaid expenses and other assets		2,963
Total assets	$	718,398
Liabilities and Stockholder's Equity		
Accounts payable due to Parent	$	126,668
Accounts payable		22,577
Accrued income taxes due to Parent		17,635
Accrued expenses and other liabilities		20,413
Total liabilities		187,293
Stockholder's equity:		
Common stock, 1,000,000 shares authorized with $1 par value, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		649,000
Accumulated deficit		(118,895)
Total stockholder's equity		531,105
Commitments and contingencies		
Total liabilities and stockholder's equity	$	718,398

See accompanying notes to financial statements.

FIRST MATRIX INVESTMENT SERVICES CORPORATION

Statement of Operations

Year ended December 31, 2001

Revenues:		
Sale of investment company shares	$	809,651
Securities commissions		657,293
Interest income		13,819
Total revenues		1,480,763
Expenses:		
Salaries, commissions, and employee benefits		1,149,222
Commissions and clearance fees paid to other broker-dealers		104,766
Communications		51,297
Occupancy and equipment		100,353
Regulatory fees		13,286
Other		175,667
Total expenses		1,594,591
Loss before income tax benefit		(113,828)
Income tax benefit		(38,343)
Net loss	$	(75,485)

See accompanying notes to financial statements.

FIRST MATRIX INVESTMENT SERVICES CORPORATION

Statement of Changes in Stockholder's Equity

Year ended December 31, 2001

		Common stock	Additional paid-in capital	Retained earnings/ accumulated deficit	Total
Balances at December 31, 2000	$	1,000	49,000	128,174	178,174
Net loss		—	—	(75,485)	(75,485)
Capital contribution (from Parent)		—	600,000	—	600,000
Dividends paid		—	—	(171,584)	(171,584)
Balances at December 31, 2001	$	1,000	649,000	(118,895)	531,105

See accompanying notes to financial statements.

FIRST MATRIX INVESTMENT SERVICES CORPORATION

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities:		
Net loss	$	(75,485)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation expense		8,884
Change in operating assets and liabilities:		
Accounts receivable due from affiliated company		(88,570)
Commissions receivable from broker-dealer and clearing organization		17,605
Prepaid expenses and other assets		1,408
Accounts payable due to Parent		126,668
Accounts payable		10,726
Accrued income taxes due to Parent		(59,572)
Accrued expenses and other liabilities		(36,365)
Net cash used by operating activities		(94,701)
Cash flows from investing activities:		
Net purchases of furniture and equipment		(31,666)
Cash flows from financing activities:		
Capital contributions		600,000
Dividends paid		(171,584)
Net cash provided by financing activities		428,416
Increase in cash and cash equivalents		302,049
Cash and cash equivalents at beginning of year		198,810
Cash and cash equivalents at end of year	$	500,859

See accompanying notes to financial statements.

(1) Organization

On February 5, 1997, Matrix Bancorp, Inc. (Matrix), a thrift holding company, completed the acquisition of the Vintage Group, Inc. (Vintage) with the issuance of 779,592 shares of Matrix's common stock, which was accounted for as a pooling of interests. First Matrix Investment Services Corporation (Company) was a wholly owned subsidiary of Vintage-Delaware Holdings, Inc., until October 31, 2001 when the Company contributed 100% of its outstanding stock to Matrix Capital Markets (Parent), a wholly owned subsidiary of Matrix. First Matrix Investment Services Corporation is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. The Company acts only as an introducing broker dealer. The Company has offices in Fort Worth, Texas; Memphis, Tennessee; and Denver, Colorado.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements include the accounts of the Company and its operating offices and have been prepared on the accrual basis of accounting.

(b) Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets ranging from two to three years.

(c) Revenue Recognition

Revenues from the sale of investment company shares, which represent fees from sales of mutual funds directed by clients, and securities commissions revenues and expenses are recorded on a trade date basis as securities transactions are executed.

(d) Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company's results of operations are included in the consolidated federal and state income tax returns of Matrix. The Company is charged or receives the benefit for the taxes applicable to its profits or losses calculated on the basis of filing separate income tax returns.

(e) Cash and Cash Equivalents

The Company considers all unpledged temporary cash investments with a maturity at date of purchase of three months or less to be cash equivalents. At December 31, 2001, the Company held approximately $499,000 in temporary cash investments.

(f) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $408,349, which was $395,863 in excess of its required net capital of $12,486. The Company's net capital ratio was 0.46 to 1. The Company had no subordinated debt at December 31, 2001 or at any time during the year then ended.

The net capital computation was included in the amended FOCUS report (form X-17a-5) filed with the Securities and Exchange Commission on February 20, 2002.

(4) Related Party Transactions

Various administrative services are provided by an affiliate. Certain expenses are allocated to the Company by affiliated companies based on estimated usage of shared services. Included in accounts payable due to Parent at December 31, 2001 is $126,668, for various operating expenses paid by Matrix on behalf of the Company. Included in accounts receivable from affiliated company at December 31, 2001 is $88,570 related to purchases of SBA loans on behalf of Matrix Capital Bank.

During the year, Matrix contributed $600,000 of cash to the Company which was recorded as an increase in additional paid-in capital. The Company also paid dividends of $171,584 to its former parent company, Vintage-Delaware Holdings, Inc.

(5) Furniture and Equipment

At December 31, 2001, the Company's furniture and equipment consisted of the following:

Furniture and fixtures	$ 15,526
Equipment	18,937
Computer hardware	28,201
	62,664
Less: accumulated depreciation	31,441
	$ 31,223

FIRST MATRIX INVESTMENT SERVICES CORPORATION

Notes to Financial Statements

December 31, 2001

(6) Operating Leases

The Company leases office space and certain equipment under noncancelable operating leases. Annual amounts due under the office and equipment leases are as follows:

Year ending December 31:		
2002	$	88,382
2003		87,506
2004		87,240
2005		70,737
2006		41,741
Thereafter		—
	$	375,606

Rent expense for the year ended December 31, 2001 totaled $52,355 and is included in occupancy and equipment costs.

(7) Defined Contribution Plan

The Company has a 401(k) defined contribution plan (Plan) through Matrix covering all employees who have elected to participate in the Plan. Each participant may make pre-tax contributions to the Plan up to 15% of such participant's earnings with a maximum of $10,500 in 2001. The Company makes a matching contribution of 25% of the participant's total contribution. Matching contributions made by the Company vest at a rate of 20% per year after two years of service with full vesting after six years of credited service. Company matching contributions totaled $15,837 for the year ended December 31, 2001.

(8) Income Taxes

For the year ended December 31, 2001, the income tax benefit varied from the amount computed at the 34% statutory federal rate, as follows:

Federal tax at statutory rate	$	(38,702)
Net effect of permanent differences		3,439
State income taxes, net of federal benefit		(3,058)
Other		(22)
	$	(38,343)

The income tax benefit for the year ended December 31, 2001 consisted of $(33,710) of federal income tax and $(4,633) of state franchise taxes.

Income tax payments for the year ended December 31, 2001 totaled $588.

Schedule I

FIRST MATRIX INVESTMENT SERVICES CORPORATION

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2001

Net capital:				
Total stockholder's equity per the accompanying financial statements			$	531,105
Deductions and/or charges:				
Nonallowable assets:				
Furniture and equipment, net	$	(31,223)		
Prepaid expenses and other assets		(2,963)		
Receivable from affiliate		(88,570)		(122,756)
Net capital			$	408,349
Aggregate indebtedness:				
Items included in statement of financial condition:				
Accounts payable			$	22,577
Accounts payable due to Parent				126,668
Accrued income taxes due to Parent				17,635
Accrued expenses and other liabilities				20,413
Total aggregate indebtedness			$	187,293
Computation of basic net capital requirement:				
Minimum net capital required (6 2/3% of total aggregate indebtedness)			$	12,486
Minimum dollar net capital requirement of reporting broker/dealer				5,000
Net capital requirement (greater of above two minimum requirement amounts)				12,486
Net capital in excess of required minimum				395,863
Ratio: Aggregate indebtedness to net capital				0.46

Note:
The above computation does not differ materially from the computation of net capital under rule 15c3-1 as of December 31, 2001 as filed by the Company with the Securities and Exchange Commission on February 20, 2002 on amended form X-17a-5.

See accompanying independent auditors' report.

Schedule II

FIRST MATRIX INVESTMENT SERVICES CORPORATION

Statement Regarding Rule 15c3-3

December 31, 2001

Exemptive Provisions

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: First Southwest Company.

See accompanying independent auditors' report.

707 Seventeenth Street
Suite 2300
Denver, CO 80202

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
First Matrix Investment Services Corporation:

In planning and performing our audit of the financial statements of First Matrix Investment Services Corporation (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserves System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, the Company's management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 18, 2002